TransAlta Corporation	Calgary, Alberta
Box 1900, Station "M"	T2P 2M1
110-12th Avenue S.W.	T (403) 267 7110

June 17, 2014

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mr. Adam Phippen
Ms. Donna Di Silvio

Re:	Comment Letter dated June 11, 2014 to
TransAlta Corporation
Form 40-F for the Fiscal Year ended December 31, 2013
Filed February 20, 2014, File No. 1-15214

Ladies and Gentlemen:

TransAlta Corporation (the “Corporation”), has the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated June 11, 2014 (the “Comment Letter”) relating to the above-referenced Form 40-F filed with the Commission (the “40-F”).  For your convenience, we have set forth below Staff’s comment in the Comment Letter immediately followed by the Corporation’s response to that comment.

Exhibit 13.3

Financial Statements and Notes

Independent Auditors’ Report of Registered Public Accounting Firm, page 73

1.	The Auditors’ Reports on pages 73 and 74 should include conformed EDGAR signatures. Refer to Rule 302 of Regulation S-T. Please confirm that you have manually signed Auditors’ Reports.

Response:

The Corporation confirms that it does have manually signed Auditors’ Reports.

www.transalta.com

At the Staff’s request, the Corporation acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments.  If you have any questions in connection with our responses to your comments, please feel free to contact me by telephone at 403 267-2060 or via email at donald_tremblay@transalta.com.

/s/ Donald Tremblay

Donald Tremblay
Chief Financial Officer
TransAlta Corporation

cc:	Maryse C. C. St.-Laurent
TransAlta Corporation

Andrew J. Foley
Paul, Weiss, Rifkind, Wharton & Garrison LLP